Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2012	Three Months Ended June 30, 2012
Earnings before income taxes	$6,585	$3,395
Add (deduct):
Equity in net loss of less than 50% owned affiliates	9	5
Dividends from less than 50% owned affiliates	—	—
Fixed charges	546	268
Interest capitalized, net of amortization	3	3
Earnings available for fixed charges	$7,143	$3,671
Fixed charges:
Interest incurred	$495	$243
Portion of rent expense deemed to represent interest factor	51	25
Fixed charges	$546	$268
Ratio of earnings to fixed charges	13.1	13.7

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings before income taxes	$12,532	$10,324	$9,243	$9,937	$8,884
Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	10	8	6	64	(100)
Dividends from less than 50% owned affiliates	—	—	—	12	100
Fixed charges	1,042	1,069	1,006	618	359
Interest capitalized, net of amortization	(2)	1	2	(11)	(8)
Earnings available for fixed charges	$13,582	$11,402	$10,257	$10,620	$9,235
Fixed charges:
Interest incurred	$940	$976	$920	$543	$280
Portion of rent expense deemed to represent interest factor	102	93	86	75	79
Fixed charges	$1,042	$1,069	$1,006	$618	$359
Ratio of earnings to fixed charges	13.0	10.7	10.2	17.2	25.7